Exhibit 11.0

COMPUTATION OF EARNINGS PER SHARE

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

Income available to common stockholders	$249,760	$84,456	$535,638	$415,027

Weighted average shares outstanding	2,667,504	2,662,236	2,666,200	2,661,133

Basic earnings per share	$0.09	$0.03	$0.20	$0.16

Income for diluted earnings per share	$249,760	$84,456	$535,638	$415,027

Total weighted average common shares
and equivalents outstanding for
diluted computation	2,667,504	2,662,236	2,666,200	2,661,133

Diluted earnings per share	$0.09	$0.03	$0.20	$0.16